September 8, 2005


By facsimile to (212) 836-8689 and U.S. Mail


Mr. Andre Heroux
President and Chief Executive Officer
MAAX Holdings, Inc.
9224 73rd Avenue North
Brooklyn Park, MN 55428

Re:	MAAX Holdings, Inc.
	Pre-effective Amendment 2 to Registration Statement on Form
S-4
	Filed August 22, 2005
File No. 333-125251

Dear Mr. Heroux:

	We reviewed the filing and have the comments below.

Critical Accounting Policies, page 48
1. We have reviewed your response to prior comment 2 in your letter dated September 7, 2005. We have the additional comments.

   Goodwill:

We note your disclosure on page 48 which indicates that you have discrete financial information for the three components of your bathroom segment, namely, Canada, the United States and Europe. Please clarify whether these components meet the definition of an operating segment as defined by paragraph 10 of SFAS 131. Also, please provide us with a representative copy of the reports received by your chief operating decision maker on a regular basis.



   Intangible Assets:

* Based on your current disclosure on page 67 relating to your distribution network and your disclosure on page 50 related to your
ERPS, the weighted average useful lives of 24.5 years and 15 years, respectively, still appear high. Given the significance of these judgments, please provide for readers a sensitivity analysis such that a reader would understand the impact of a 5-year change in useful life for both the distribution network and the ERPS.
* It is unclear to us why you have removed the sentence "Our relationship with our top U.S. customers average over 15 years, and these customers represent approximately 48% of our U.S. sales annually." as provided in your changed pages dated September 7, 2005. Please retain this sentence.


Note 9 - Income Taxes, page F-32
2. We have reviewed your response to prior comment 4 in your letter dated September 7, 2005. We have the following additional comments.

* It is unclear what you meant by your disclosure on page 50.1 as provided in your changed pages dated September 7, 2005: "In addition, such provision was recognized on the basis that it is more likely than not that a portion of certain new non-capital losses will be disallowed. However, we have subsequently determined that the foregoing should have been classified as a permanent difference. The comparative figures to our consolidated financial statements for the fiscal year ending February 28, 2006 will be reclassified to reflect this misclassification. Such reclassification will have no impact on our net earnings." Notwithstanding the fact that this disclosure has subsequently been deleted, please help us to understand the nature of this disclosure. Address the need to currently make this reclassification.
* We note your revised reconciliation on page F-41. Please discuss in Management`s Discussion and Analysis what the line items "effect of the corporate financing structure" and "change in tax rate related to foreign income and other differences" represents and how and why they impact your effective income tax expense for each period presented.






MAAX Corporation Senior Secured Credit Facility, page 59

3. We note your revised disclosures provided in the last paragraph under this heading. This information is of such significance we believe that it should be provided in a Recent Developments section in the front part of your filing. We also have the following comments regarding this disclosure.

* You indicate that "it is possible that MAAX Corporation will not satisfy the total leverage ratio test currently set forth in MAAX Corporation`s senior secured credit facility for the second quarter ended August 31, 2005." Given that your second quarter has ended, please affirmatively disclose whether or not you violated this financial covenant.
* Disclose whether this is an event of default under the facility.
* Disclose the current status of your negotiations with your lenders with regard to obtaining an amendment with respect to the required total leverage ratio.
* Disclose the impact of not obtaining an amendment to the agreement on commercially viable terms.
* Provide a Risk Factor fully discussing the risks to your business that may result from this significant event.

Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, MAAX may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If MAAX thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since MAAX and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If MAAX requests acceleration of the registration statement`s effectiveness, MAAX should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve MAAX from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* MAAX may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that MAAX provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Jenn Do, Staff Accountant, at (202) 551-3743 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director


cc:	Stephen C. Koval, Esq.
	Kaye Scholer LLP
	425 Park Avenue
	New York, NY 10022











Mr. Andre Heroux
September 8, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE